

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2011

Mr. Alan S. Ginsberg
  Chief Financial Officer
EAGLE BULK SHIPPING INC.
477 Madison Avenue
New York, New York 10022

> **Re:** **Eagle Bulk Shipping Inc.**
> **Form 8-K, Item 4.01**
> **Filed March 2, 2011**
> **File No. 1-33831**

Dear Mr. Ginsberg:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Beverly A. Singleton
Staff Accountant